UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KORE Group Holdings, Inc.

 (Name of Issuer)

Common Stock, par value $0.0001 per share

 (Title of Class of Securities)

50066V107

 (CUSIP Number)

December 11, 2023

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50066V107	Page 2 of 6

1	NAME OF REPORTING PERSONS Twilio Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,000,000 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER. 5,000,000 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 5,000,000 shares of the Common Stock of KORE Group Holdings, Inc. (the “Issuer”) directly beneficially owned by Twilio Inc. (the “Reporting Person”).

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended, and based on an aggregate 81,710,582 shares of the Issuer’s Common Stock outstanding as of November 6, 2023, as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the period ended September 30, 2023, filed with the Securities and Exchange Commission on November 9, 2023, less the 5,000,000 shares of Common Stock repurchased by the Issuer from the Reporting Person on December 11, 2023.

CUSIP No. 50066V107	Page 3 of 6

This Amendment No. 1 (this “Amendment”) amends the statement (the “Statement”) on Schedule 13G initially filed by the Reporting Person (as defined in Item 2(a) below) on June 21, 2023. This Amendment is being filed pursuant to Rule 13d-2(d) to report a decrease in the Reporting Person’s beneficial ownership by more than 5% of the outstanding class of registered voting securities of the Issuer (as defined in Item 1(a) below), in connection with the repurchase by the Issuer of shares of its Common Stock from the Reporting Person pursuant to a Stock Repurchase Agreement.

Item 1(a).	Name of Issuer.

KORE Group Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

3 Ravinia Drive NE, Suite 500

Atlanta, GA 30346

Item 2(a).	Name of Persons Filing.

Twilio Inc., a Delaware corporation (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if none, Residence.

The address of the principal business office of the Reporting Person is:

101 Spear Street, Fifth Floor

San Francisco, CA 94105

Item 2(c).	Citizenship.

The Reporting Person is incorporated in the State of Delaware, U.S.A.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number.

50066V107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:________________________________.

CUSIP No. 50066V107	Page 4 of 6

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)            Amount Beneficially Owned:

Reference to “beneficial ownership” of securities for purposes of the Statement, as amended by this Amendment, shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As of December 11, 2023 (the “Transaction Date”), the date as of which the Reporting Person became obligated to file this Amendment, the Reporting Person may be deemed to beneficially own an aggregate 5,000,000 shares of the Issuer’s Common Stock. The Reporting Person is the direct beneficial owner of all of the securities described in the preceding sentence.

The beneficial ownership information included in this Amendment reflects the repurchase of shares of the Issuer’s Common Stock described below (the “Transaction”).

On the Transaction Date, the Reporting Person entered into a Stock Repurchase Agreement (the “Repurchase Agreement”) with the Issuer, pursuant to which the Issuer agreed to repurchase 5,000,000 shares of Common Stock from the Reporting Person, for cash consideration. The parties expect that the Transaction will close as soon as reasonably practicable on or after the Transaction Date, and that the 5,000,000 shares which are the subject of the Repurchase Agreement will be retired and canceled on or about the date of the closing.

The foregoing description of the Repurchase Agreement, the terms governing the Transaction, and the cash consideration payable to the Reporting Person pursuant to the Repurchase Agreement in connection with completion of the Transaction, are not complete and are qualified in their entirety by reference to the full text of the Repurchase Agreement, which was filed by the Issuer with the United States Securities and Exchange Commission (the “SEC”) on December 12, 2023, as Exhibit 10.1 to the Issuer’s Current Report filed on Form 8-K (File No. 001-40856).

CUSIP No. 50066V107	Page 5 of 6

(b)            Percent of Class:

As of the Transaction Date, the Reporting Person was deemed to directly beneficially own an aggregate 6.1% of the Issuer’s outstanding Common Stock.

The aforementioned percentage was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 81,710,582 shares of the Issuer’s Common Stock outstanding as of November 6, 2023, as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the period ended September 30, 2023, filed with the SEC on November 9, 2023, less the 5,000,000 shares of Common Stock repurchased by the Issuer from the Reporting Person pursuant to the Transaction.

(c)            Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	5,000,000

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	5,000,000

(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following      ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

CUSIP No. 50066V107	Page 6 of 6

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.141-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2023		TWILIO INC.

	By:	/s/ Dana Wagner
	Name:	Dana Wagner
	Title:	Chief Legal Officer